EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Three Months Ended	Years Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$488,609	1,550,983	1,388,710	1,235,413	2,849,489	906,538
Distributions greater than (less than) equity in earnings of affiliates	2,646	2,622	5,343	4,970	1,012	294
Previously capitalized interest charged to earnings during period	5,198	18,923	29,743	27,180	20,803	13,490
Interest and expense on indebtedness, excluding capitalized interest	5,316	40,700	34,728	24,391	42,152	24,784
Interest portion of rentals*	11,925	50,756	50,355	38,452	30,618	14,551

Earnings before provision for taxes and fixed charges	$513,694	1,663,984	1,508,879	1,330,406	2,944,074	959,657

Interest and expense on indebtedness, excluding capitalized interest	5,316	40,700	34,728	24,391	42,152	24,784
Capitalized interest	6,423	15,131	18,444	28,614	31,459	49,881
Interest portion of rentals*	11,925	50,756	50,355	38,452	30,618	14,551

Total fixed charges	$23,664	106,587	103,527	91,457	104,229	89,216

Ratio of earnings to fixed charges	21.7	15.6	14.6	14.5	28.2	10.8

*Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1